Exhibit 99.1

BRF - BRASIL FOODS S.A.

(Current corporate denomination of Perdigão S.A.)

A Publicly Traded Company

CNPJ n° 01.838.723/0001-27

ANNOUNCEMENT TO THE MARKET

BRF - BRASIL FOODS S.A., (“Company”) (current corporate denomination of Perdigão S.A.) announces that following the exercising of the purchase option envisaged in the Association Agreement signed on May19 2009  and in the Private Agreement for Substitution of Shares signed on July 08 2009, Sadia S.A. today sold 995,606 shares of BRF- Brasil Foods S.A. to Concórdia Holding Financeira S.A..

São Paulo, December 21 2009

Leopoldo Viriato Saboya

Chief Financial and Investor Relations Officer

BRF - Brasil Foods S.A